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CASH VALUE ENHANCEMENT RIDER

This extra benefit rider is attached to and made part of this Policy.

The effective date of this Rider is the Date of Issue of this Policy. This Rider may be added after the Date of Issue of this Policy only with Our consent.

BENEFIT. The Cash Value Enhancement benefit replaces the Premium Load Refund benefit, as described in the Surrender Value provision of this Policy, in the event of a full surrender within the first seven years of this Policy.

If You surrender this Policy during the first seven Policy Years, the full Surrender Value of this Policy will equal:

     1.   The Total Account Value on the date of surrender; less

     2.   The Loan Account Value plus any accrued interest; plus

     3.   The Cash Value Enhancement benefit, if any.

The Cash Value Enhancement benefit will equal:

     1.   The Cash Value Enhancement Rate; times

     2.   The Term Blend Adjustment Factor; times

     3.   The Cumulative Cash Value Enhancement Premium.

CASH VALUE ENHANCEMENT RATE. The current value of the Cash Value Enhancement Rate is shown in the Policy Specifications. The Cash Value Enhancement Rate may be changed at any time, and will not exceed 15% in any Policy Year.

TERM BLEND ADJUSTMENT FACTOR. The Term Blend Adjustment Factor is equal to
1.0 unless a Term Insurance Rider is attached to this Policy. If a Term Insurance Rider is attached to this Policy, the Term Blend Adjustment Factor will equal 0.6 plus 0.4 times the ratio of the Basic Policy Specified Amount to the Target Face Amount.

CUMULATIVE CASH VALUE ENHANCEMENT PREMIUM. The Cumulative Cash Value Enhancement Premium is the sum of the Cash Value Enhancement Premium for all prior Policy Years, plus the Cash Value Enhancement Premium for the current Policy Year.

The Cash Value Enhancement Premium for any Policy Year is the lesser of (a) and (b) where:

     (a) the sum of premiums paid during the Policy Year; less the sum of any partial surrenders during the Policy Year; or


     (b) the Target Premium for the Policy Year; times the ratio of the Target Face Amount to the Basic Policy Specified Amount if a Term Insurance Rider is attached to this Policy.

During the first Policy Year, the sum of the Cash Value Enhancement Premium for all prior Policy Years is zero.

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TERMINATION. This Rider will terminate on whichever of the following first occurs:

1.   seven years after the Date of Issue of this Policy; or

2.   the Maturity Date of this Policy; or

3.   the Death of the Insured; or

4. the date this Policy is terminated as provided under the Grace Period provision of this Policy; or

5. the next Monthly Deduction Day after We receive Your Written Request to terminate this Rider.

This Rider will terminate without value in the event that this Policy is exchanged for another under Section 1035 of the Internal Revenue Code.

REINSTATEMENT. If this Policy is reinstated, this Rider may also be reinstated if satisfactory evidence of insurability on the Insured is provided to Us.

DEFERRAL OF PAYMENT. We may defer payment of any Cash Value Enhancement benefit in the same manner that we may defer payment of any Surrender Value under this Policy.

POLICY PROVISIONS. Except as provided above, this rider is subject to all the terms of this Policy.

Issued by Lincoln Life & Annuity Company of New York.

                                     Lincoln Life & Annuity Company of New York
                                                       [LOGO]

LR512                                                         NY